SEC 1473 (3-99)

FORM 3                                        OMB APPROVAL
                                        OMB Number: 3235-0104
                                        Expires: December 31, 2001
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1. Name and Address of Reporting Person*

     Thomason, Donald W.
     102 St. Eustacius Lane
     Bonita Springs, FL  34134

2.  Date of Event Requiring Statement (Month/Day/Year)

     1/27/2000

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

     N/A

4.  Issuer Name and Ticker or Trading Symbol

     Triple S Plastics, Inc. (TSSS)

5. Relationship of Reporting Person(s) to Issuer (check all applicable)

     __X__ Director                      ____ 10% Owner
     ___ Officer (give title below)    ____ Other (specify below)

     Title: Director

6.  If Amendment, Date of Original (Month/Day/Year)

     N/A

7.  Individual or Joint/Group Filing (check applicable Line)

     __X__  Form filed by One Reporting Person
     _____  Form filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

     Common stock

2.  Amount of Securities Beneficially Owned (Instr. 4)

     0 shares

3.  Ownership Form: Direct (D) or Indirect (I)  (Instr. 5)

     N/A

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

     N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)

     N/A

2.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable: N/A
    Expiration Date:  N/A

3.  Title and Amount of Securities Underlying Derivative Security
    (Instr. 4)

     Title:  N/A

     Amount or Number of Shares:  N/A

4.  Conversion or Exercise Price of Derivative Security:

     N/A

5.  Ownership Form of Derivative Security:
    Direct (D) or Indirect (I)  (Instr.5)

     N/A

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

     N/A

Explanation of Responses:

     N/A

  DONALD W. THOMASON       Date:  2/9/2000
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.